SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results
3Q22

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer
Luiz Roberto Tiberio
Head of Capital Markets and Investor Relations

SABESP announces 3Q22 results

São Paulo, November 10, 2022 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its **third quarter of 2022 results**. The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2021.

SBSP3: R$ 55.42/share
SBS: US$ 10.23 (ADR=1 share)
Total shares: 683,509,869
Market value: R$ 37.88 billion
Closing quote: 11/10/2022

SBSP B3 LISTED NM

SBS LISTED NYSE

R$ million

Revenue from sanitation services*
4,284.9
5,012.4
17.0%
Net operating revenue
5,153.9
5,987.7
16.2%
Costs, adm. & selling expenses
2,774.0
3,151.3
13.6%
Adjusted EBITDA
1,789.3
2,136.2
19.4%
Adjusted EBIT
1,224.4
1,522.5
24.3%
Net income
468.6
1,081.1
130.7%
3Q21
3Q22

(*) Does not include construction revenue

1

1

Earnings Results 3Q22

Highlights

The Company recorded a net income of R$ 1,081.1 million in 3Q22, compared to the R$ 468.6 million reported in 3Q21, an increase of R$ 612.5 million (+130.7%).

Adjusted EBITDA totaled R$ 2,136.2 million, up by R$ 346.9 million (+19.4%) over the R$ 1,789.3 million reported in 3Q21.

Revenue from sanitation services

Increase of R$ 727.5 million, impacted by: (i) a tariff adjustment of 12.8% since May 2022; (ii) a 1.6% increase in total billed volume; and (iii) a higher average tariff due to the increase in the billed volume in the non-residential categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 377.3 million, mainly due to the: (i) R$ 113.3 million increase in services; (ii) R$ 83.5 million increase with salaries, payroll charges, benefits, and pension plan obligations; and (iii) R$ 67.8 million increase with treatment supplies.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing fell by R$ 279.9 million, due to the lower appreciation of the U.S. dollar and the depreciation of the Japanese Yen against the Brazilian real in 3Q22, compared to the appreciation reported in 3Q21 for both currencies, as shown in the table below:

	3Q22	3Q21
Debt in foreign currency - R$ million	2,617.6	3,242.5
Foreign currency debt as a percentage of total debt - %	14.0	18.0
USD variation in the quarter - %	3.2	8.7
Yen variation in the quarter - %	(3.2)	8.3

2

Earnings Results 3Q22

1.	Financial Highlights
									R$ million
		3Q22	3Q21	Var. (R$)%		9M22	9M21	Var. (R$)%
	Revenue from sanitation services	5,012.4	4,284.9	727.5	17.0	13,762.1	12,103.4	1,658.7	13.7
	Construction revenue	1,350.2	1,186.1	164.1	13.8	3,393.2	3,232.3	160.9	5.0
	COFINS and PASEP/TRCF taxes	(374.9)	(317.1)	(57.8)	18.2	(1,031.7)	(908.4)	(123.3)	13.6
(=)	Net operating income	5,987.7	5,153.9	833.8	16.2	16,123.6	14,427.3	1,696.3	11.8
	Costs and expenses	(3,151.3)	(2,774.0)	(377.3)	13.6	(9,258.3)	(8,065.0)	(1,193.3)	14.8
	Construction costs	(1,319.9)	(1,159.5)	(160.4)	13.8	(3,316.9)	(3,159.7)	(157.2)	5.0
	Equity results	6.0	4.0	2.0	50.0	17.4	16.2	1.2	7.4
	Other operating income (expenses), net	(2.7)	2.7	(5.4)	(200.0)	2.1	12.5	(10.4)	(83.2)
(=)	Earnings before financial result, income tax, and social contribution	1,519.8	1,227.1	292.7	23.9	3,567.9	3,231.3	336.6	10.4
	Financial result	118.5	(520.6)	639.1	(122.8)	134.3	(626.2)	760.5	(121.4)
(=)	Earnings before income tax and social contribution	1,638.3	706.5	931.8	131.9	3,702.2	2,605.1	1,097.1	42.1
	Income tax and social contribution	(557.2)	(237.9)	(319.3)	134.2	(1,223.1)	(866.7)	(356.4)	41.1
(=)	Net income	1,081.1	468.6	612.5	130.7	2,479.1	1,738.4	740.7	42.6
	Earnings per share (R$)*	1.58	0.69			3.63	2.54

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		3Q22	3Q21	Var. (R$)%		9M22	9M21	Var. (R$)%
	Net income	1,081.1	468.6	612.5	130.7	2,479.1	1,738.4	740.7	42.6
	Income tax and social contribution	557.2	237.9	319.3	134.2	1,223.1	866.7	356.4	41.1
	Financial result	(118.5)	520.6	(639.1)	(122.8)	(134.3)	626.2	(760.5)	(121.4)
	Other operating income (expenses), net	2.7	(2.7)	5.4	(200.0)	(2.1)	(12.5)	10.4	(83.2)
(=)	Adjusted EBIT*	1,522.5	1,224.4	298.1	24.3	3,565.8	3,218.8	347.0	10.8
	Depreciation and amortization	613.7	564.9	48.8	8.6	1,801.6	1,660.0	141.6	8.5
(=)	Adjusted EBITDA**	2,136.2	1,789.3	346.9	19.4	5,367.4	4,878.8	488.6	10.0
	(%) Adjusted EBITDA margin	35.7	34.7			33.3	33.8

* Adjusted EBIT corresponds to income before (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution

** Adjusted EBITDA corresponds to income before (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 5,987.7 million in 3Q22, up by 16.2% over 3Q21.

Costs and expenses, which consider construction costs, totaled R$ 4,471.2 million, up by 13.7% over 3Q21.

Adjusted EBIT, of R$ 1,522.5 million, increased by 24.3% over the R$ 1,224.4 million recorded in 3Q21.

Adjusted EBITDA, of R$ 2,136.2 million, increased by 19.4% over the R$ 1,789.3 million recorded in 3Q21 (R$ 6,861.3 million in the last 12 months).

The adjusted EBITDA margin reached 35.7% in 3Q22, compared to 34.7% reported in 3Q21 (32.4% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 45.4% in 3Q22, compared to 44.4% in 3Q21 (40.6% in the last 12 months).

The Company recorded a net income of R$ 1,081.1 million in 3Q22, compared to R$ 468.6 million in 3Q21.

3

Earnings Results 3Q22

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,012.4 million in 3Q22, an increase of R$ 727.5 million (+17.0%) over the R$ 4,284.9 million recorded in 3Q21.

The main factors that led to the increase were:

•	Average tariff adjustment of 12.8% since May 2022;
•	Higher average tariff due to the increase in the billed volume in the non-residential categories; and
•	Increase of 1.6% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 164.1 million (+13.8%), due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	3Q22	3Q21%		3Q22	3Q21%		3Q22	3Q21%
Residential	462.3	462.2	-	405.5	400.7	1.2	867.8	862.9	0.6
Commercial	45.5	42.4	7.3	44.2	40.1	10.2	89.7	82.5	8.7
Industrial	8.8	8.5	3.5	9.6	9.5	1.1	18.4	18.0	2.2
Public	11.1	9.8	13.3	10.1	8.6	17.4	21.2	18.4	15.2
Total retail	527.7	522.9	0.9	469.4	458.9	2.3	997.1	981.8	1.6
Wholesale(3)	11.8	12.2	(3.3)	4.9	3.9	25.6	16.7	16.1	3.7
Total	539.5	535.1	0.8	474.3	462.8	2.5	1,013.8	997.9	1.6

	Water			Sewage			Water + Sewage
Category	9M22	9M21%		9M22	9M21%		9M22	9M21%
Residential	1,397.6	1,409.0	(0.8)	1,218.8	1,218.3	-	2,616.4	2,627.3	(0.4)
Commercial	136.5	123.9	10.2	131.8	117.1	12.6	268.3	241.0	11.3
Industrial	25.8	25.6	0.8	28.4	27.3	4.0	54.2	52.9	2.5
Public	32.4	27.0	20.0	28.8	23.8	21.0	61.2	50.8	20.5
Total retail	1,592.3	1,585.5	0.4	1,407.8	1,386.5	1.5	3,000.1	2,972.0	0.9
Wholesale(3)	36.0	37.7	(4.5)	14.9	11.4	30.7	50.9	49.1	3.7
Total	1,628.3	1,623.2	0.3	1,422.7	1,397.9	1.8	3,051.0	3,021.1	1.0

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q22	3Q21%		3Q22	3Q21%		3Q22	3Q21%
Metropolitan	354.9	354.1	0.2	315.7	309.6	2.0	670.6	663.7	1.0
Regional(2)	172.8	168.8	2.4	153.7	149.3	2.9	326.5	318.1	2.6
Total retail	527.7	522.9	0.9	469.4	458.9	2.3	997.1	981.8	1.6
Wholesale(3)	11.8	12.2	(3.3)	4.9	3.9	25.6	16.7	16.1	3.7
Total	539.5	535.1	0.8	474.3	462.8	2.5	1,013.8	997.9	1.6

4

Earnings Results 3Q22

	Water			Sewage			Water + Sewage
Region	9M22	9M21%		9M22	9M21%		9M22	9M21%
Metropolitan	1,068.6	1,076.6	(0.7)	943.5	939.5	0.4	2,012.1	2,016.1	(0.2)
Regional(2)	523.7	508.9	2.9	464.3	447.0	3.9	988.0	955.9	3.4
Total retail	1,592.3	1,585.5	0.4	1,407.8	1,386.5	1.5	3,000.1	2,972.0	0.9
Wholesale(3)	36.0	37.7	(4.5)	14.9	11.4	30.7	50.9	49.1	3.7
Total	1,628.3	1,623.2	0.3	1,422.7	1,397.9	1.8	3,051.0	3,021.1	1.0

1.       Unaudited by external auditors

2.       Including coastal and interior regions

3.       Wholesale includes volumes of reuse water and non-domestic sewage

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 537.7 million in 3Q22 (+13.7%). Excluding construction costs, the increase was R$ 377.3 million (+13.6%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 74.7% in 3Q22, compared to 76.3% in 3Q21.

								R$ million
	3Q22	3Q21	Var. (R$)%		9M22	9M21	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	764.7	681.2	83.5	12.3	2,208.7	1,981.0	227.7	11.5
General supplies	107.8	79.3	28.5	35.9	289.2	225.6	63.6	28.2
Treatment supplies	149.9	82.1	67.8	82.6	439.7	263.4	176.3	66.9
Services	635.3	522.0	113.3	21.7	1,746.8	1,506.1	240.7	16.0
Electricity	359.3	375.0	(15.7)	(4.2)	1,147.4	1,074.5	72.9	6.8
General expenses	361.5	327.4	34.1	10.4	997.3	912.1	85.2	9.3
Tax expenses	23.3	23.5	(0.2)	(0.9)	61.2	58.6	2.6	4.4
Subtotal	2,401.8	2,090.5	311.3	14.9	6,890.3	6,021.3	869.0	14.4
Depreciation and amortization	613.7	564.9	48.8	8.6	1,801.6	1,660.0	141.6	8.5
Allowance for doubtful accounts	135.8	118.6	17.2	14.5	566.4	383.7	182.7	47.6
Subtotal	749.5	683.5	66.0	9.7	2,368.0	2,043.7	324.3	15.9
Costs, administrative & selling expenses	3,151.3	2,774.0	377.3	13.6	9,258.3	8,065.0	1,193.3	14.8
Construction costs	1,319.9	1,159.5	160.4	13.8	3,316.9	3,159.7	157.2	5.0
Costs, adm & selling expenses, and construction costs	4,471.2	3,933.5	537.7	13.7	12,575.2	11,224.7	1,350.5	12.0
% of net revenue	74.7	76.3			78.0	77.8

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 83.5 million increase (+12.3%) recorded in 3Q22 was mainly due to:

•	R$ 68.1 million for the average salary adjustment of 12.9% in May 2022 and the application of 1% referring to the Career and Salary Plan in February 2022, partially offset by the 2.2% decline in the average number of employees; and
•	Increase in expenses with overtime, of R$ 9.1 million.

General supplies

Increase of R$ 28.5 million (+ 35.9%), mainly due to the:

5

Earnings Results 3Q22

•	R$ 23.2 million for the maintenance of water and sewage systems, connections and networks; and
•	R$ 1.1 million with furniture up-keeping.

Treatment supplies

Increase of R$ 67.8 million (+82.6%), mainly due to higher product prices and higher use of algaecides, coagulants, and disinfectants in several Water Treatment Plants to maintain the quality of raw water.

The prices of several materials used in the treatment process of water and sewage, such as aluminum sulfate, ferric chloride, and aluminum polychloride, were impacted by the international market.

Services

Service expenses totaled R$ 635.3 million, an increase of R$ 113.3 million (+21.7%) over the R$ 522.0 million recorded in 3Q21. The main increases were:

•	R$ 21.7 million in technical services, mainly consulting, maintenance, and IT support;
•	R$ 21.1 million with paving and replacing of sidewalks;
•	R$ 17.4 million with customer service channels;
•	R$ 15.4 million for the maintenance of water and sewage systems;
•	R$ 10.4 million with the transportation of waste generated in the Water Treatment Plants and Sewage Treatment Plants; and
•	R$ 8.7 million with surveillance.

Electricity

Electricity expenses totaled R$ 359.3 million in 3Q22, a decrease of R$ 15.7 million (-4.2%) over the R$ 375.0 million recorded in 3Q21. Of the total, the Free Market Tariffs (ACL) accounted for 54.1% of total expenses in 3Q22 (53.2% in 3Q21) while the Regulated Market Tariffs (ACR) accounted for 45.9% (46.8% in 3Q21).

The main factors that contributed to this variation were:

•	An average reduction of 1.9% in ACL cost (includes Grid Market Tariffs - TUSD), with no significant variation in consumption; and
•	An average decrease of 9.0% in ACR tariffs, with no significant variation in consumption.

Year-over-year, electricity tariffs were impacted, among others, by: (i) the red tariff flag in 3Q21; and (ii) the lower tax burden on electricity bills in 3Q22, as a result of the Complementary Law 194/2022.

General expenses

Increase of R$ 34.1 million (+10.4%), totaling R$ 361.5 million in 3Q22, compared to the R$ 327.4 million recorded in 3Q21, mainly from: (i) higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 27.1 million; and (ii) increase in expenses with lawsuit in 3Q22, of R$ 7.3 million.

Expenses with municipal transfers totaled R$ 193.0 million in 3Q22, compared to the R$ 165.9 million reported in 3Q21 (+16.3%), mainly due to higher operating revenue reported in 3Q22.

Depreciation and amortization

The R$ 48.8 million increase (+8.6%) was mainly due to the beginning of operations of intangible assets, totaling R$ 4.8 billion.

6

Earnings Results 3Q22

Allowance for doubtful accounts

Increase of R$ 17.2 million, from R$ 118.6 million in 3Q21 to R$ 135.8 million in 3Q22, due to higher provisioning arising from the increase in delinquency in 3Q22.

6.	Financial result
				R$ million
	3Q22	3Q21	Var. (R$)%
Financial expenses, net of income	(229.7)	(207.5)	(22.2)	10.7
Monetary and exchange variations, net	348.2	(313.1)	661.3	(211.2)
Financial Result	118.5	(520.6)	639.1	(122.8)

Financial expenses, net of revenue

				R$ million
	3Q22	3Q21	Var. (R$)%
Financial expenses
Interest and charges on domestic loans and financing	(271.3)	(167.4)	(103.9)	62.1
Interest and charges on international loans and financing	(14.6)	(12.5)	(2.1)	16.8
Other financial expenses	(89.9)	(105.0)	15.1	(14.4)
Total financial expenses	(375.8)	(284.9)	(90.9)	31.9
Financial revenue	146.1	77.4	68.7	88.8
Financial expenses, net of revenue	(229.7)	(207.5)	(22.2)	10.7

The main impacts resulted from:

•	Increase of R$ 103.9 million in interest and charges on domestic loans and financing, mainly due to: (i) higher interest on debentures, of R$ 68.3 million, from the proceeds of the 29th and 30th issuances; and (ii) a rise in the average DI rate (from 7.07% in 3Q21 to 13.47% in 3Q22), which impacted interest on domestic loans;
•	Decrease of R$ 15.1 million in other financial expenses, mostly due to higher recognition of interest on lawsuits in 3Q21; and
•	Increase of R$ 68.7 million in financial revenues, mainly on financial investments in 3Q22, as a result of the higher average DI rate.

Monetary and exchange variation, net

				R$ million
	3Q22	3Q21	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on loans and financing	14.7	(52.0)	66.7	(128.3)
Exchange variations on loans and financing	27.3	(252.6)	279.9	(110.8)
Other monetary variations	(43.8)	(69.3)	25.5	(36.8)
Total monetary and exchange variations on liabilities	(1.8)	(373.9)	372.1	(99.5)
Monetary and exchange variations on assets	350.0	60.8	289.2	475.7
Monetary and exchange variations, net	348.2	(313.1)	661.3	(211.2)

The effect of net monetary and exchange variations in 3Q22 was R$ 661.3 million, lower than the figure reported in 3Q21, especially due to:

7

Earnings Results 3Q22

•	R$ 66.7 million decrease in monetary variations on loans and financing, due to the decrease in the Amplified Consumer Price Index (IPCA) from 3.02% in 3Q21 to -1.32% in 3Q22;
•	R$ 279.9 million decrease in exchange variations on loans and financing, due to the lower appreciation of the U.S. dollar and the depreciation of the Yen against the Real in 3Q22 (3.2% and -3.2%, respectively), when compared to the appreciation recorded in both currencies in 3Q21 (8.7% and 8.3%, respectively);
•	Decrease of R$ 25.5 million in other monetary variations, mainly on lawsuits, of R$ 21.4 million; and
•	Increase of R$ 289.2 million in monetary and exchange variations on assets, mostly due to the recognition of R$ 324.5 million referring to the monetary adjustment on the São Paulo State Government (GESP) Agreement 2015 in 3Q22, primarily resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê Production System.

7.	Income tax and social contribution

The R$ 319.3 million increase in 3Q22 was mainly due to:

•	Higher net operating revenue, of R$ 833.8 million;
•	Higher costs and expenses, of R$ 537.7 million;
•	Positive exchange variation, of R$ 279.9 million, from an expense of R$ 252.6 million in 3Q21 to a revenue of R$ 27.3 million in 3Q22; and
•	Monetary adjustment on the GESP Agreement 2015, of R$ 324.5 million.

8.	Indicators
a)	Operating
Operating indicators*	3Q22	3Q21%
Water connections(1)	10,118	10,152	(0.3)
Sewage connections(1)	8,592	8,627	(0.4)
Population directly served - water(2)	27.9	27.7	0.7
Population directly served - sewage(2)	24.7	24.6	0.4
Number of employees	12,372	12,598	(1.8)

1. Total connections, active and inactive, in thousand units at the end of the period. Does not include Mauá in 3Q21

2. In million inhabitants, at the end of the periodo. Excludes wholesale

* Not reviewed by external auditors

b)	Economic
Economic variables at the end of the quarter*	3Q22	3Q21
Amplified Consumer Price Index(1)	-1.32	3.02
National Consumer Price Index(1)	-1.23	3.13
Consumer Price Index(1)	0.40	3.63
Interbank Deposit Certificate(2)	13.47	7.07
U.S. dollar(3)	5.4066	5.4394
Yen(3)	0.03737	0.04878

1. Accrued in the quarter (%)

2. Average rate in the quarter (%)

3. Ptax sale rate on the last day

* Not reviewed by external auditors

8

Earnings Results 3Q22

9.	Loans and financing
								R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local Currency
Debentures	41,619	737,339	1,070,665	1,201,533	1,080,529	1,690,560	2,124,539	7,946,784	42
Caixa Econômica Federal	25,974	98,128	97,639	103,743	110,230	117,111	959,317	1,512,142	8
BNDES	61,662	239,906	233,195	212,964	203,127	190,613	292,531	1,433,998	8
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,438,374	2,345,119	12
IDB INVEST	-	37,340	39,550	44,300	106,390	108,728	554,590	890,898	5
IDB INVEST 2022	-	14,100	14,100	38,275	38,431	38,431	322,784	466,121	2
IFC	-	80,000	80,000	80,000	80,000	80,000	350,767	750,767	4
Lease(1)	43,534	46,102	48,454	32,141	32,991	33,717	131,783	368,722	2
Leasing (others)(2)	20,295	65,380	17,062	9,223	4,107	660	-	116,727	1
Others	1,531	6,234	2,972	2,739	142	-	-	13,618	-
Interest and other charges	195,350	120,600	-	-	-	-	-	315,950	2
Total in Local Currency	389,965	1,626,478	1,784,986	1,906,267	1,837,296	2,441,169	6,174,685	16,160,846	86
Foreign Currency
IDB	-	55,570	55,570	64,186	17,233	17,233	267,189	476,981	3
IBRD	-	32,870	32,870	32,870	32,870	32,870	227,332	391,682	2
JICA	5,394	160,347	160,347	160,347	160,347	160,347	891,015	1,698,144	9
IDB 1983AB	-	41,311	-	-	-	-	-	41,311	-
Interest and other charges	6,779	2,708	-	-	-	-	-	9,487	-
Total in Foreign Currency	12,173	292,806	248,787	257,403	210,450	210,450	1,385,536	2,617,605	14
TOTAL	402,138	1,919,284	2,033,773	2,163,670	2,047,746	2,651,619	7,560,221	18,778,451	100

1. Lease (Concession Agreements, Program Contracts and Contract Asset). Refers to work contracts signed as assets leases

2. Obligations related to leasing agreements, mainly vehicle leases

Covenants

The table below shows the most restrictive clauses in 3Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1.	“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of September 30, 2022, the Company had met the requirements of its loans and financing agreements.

10.	CAPEX

Investments totaled R$ 1,430.3 million in 3Q22, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,388.4 million, R$ 24.2 million, and R$ 17.7 million, respectively. Cash disbursed in 3Q22 referring to investments, including from previous periods, totaled R$ 1,030.7 million.

9

Earnings Results 3Q22

The table below shows investments in the 3Q22 broken down by water, sewage, and region:

			R$ million
Investment	Water	Sewage	Total
Metropolitan Region	398.4	648.7	1,047.1
Regional Systems	158.0	225.2	383.2
Total	556.4	873.9	1,430.3

10

Earnings Results 3Q22

For more information, please contact:

Investor Relations

Tel. +55 (11) 3388-8793 / 9267

E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

11

Earnings Results 3Q22

Income Statement

Brazilian Corporate Law		R$ '000
	3T22	3T21
Net Operating Income	5,987,739	5,153,917
Operating Costs	(3,767,593)	(3,324,800)
Gross Profit	2,220,146	1,829,117
Operating Expenses
Selling	(234,054)	(197,282)
Estimated losses with doubtful accounts	(135,822)	(118,559)
Administrative expenses	(333,719)	(292,855)
Other operating revenue (expenses), net	(2,787)	2,686
Operating Income Before Shareholdings	1,513,764	1,223,107
Equity Result	5,941	3,994
Earnings Before Financial Results, net	1,519,705	1,227,101
Financial, net	91,396	(268,635)
Exchange gain (loss), net	27,112	(251,989)
Earnings before Income Tax and Social Contribution	1,638,213	706,477
Income Tax and Social Contribution
Current	(501,204)	(262,037)
Deferred	(55,949)	24,091
Net Income for the period	1,081,060	468,531
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.58	0.69
Depreciation and Amortization	(613,711)	(564,914)
Adjusted EBITDA	2,136,203	1,789,329
% over net revenue	35.7%	34.7%

12

Earnings Results 3Q22

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2022	12/31/2021
Current assets
Cash and cash equivalents	1,788,758	717,929
Financial investments	1,631,894	2,433,385
Trade receivables	3,118,249	2,695,077
Related parties and transactions	215,882	173,657
Inventories	120,059	113,506
Restricted cash	37,661	28,467
Currrent recoverable taxes	151,712	276,104
Other assets	74,208	64,873
Total current assets	7,138,423	6,502,998

Noncurrent assets
Trade receivables	278,251	223,234
Related parties and transactions	947,432	644,895
Escrow deposits	139,648	141,667
National Water and Sanitation Agency – ANA	15,443	20,666
Other assets	164,839	161,369
Equity investments	92,933	79,437
Investment properties	46,090	46,126
Contract assets	8,788,122	8,550,102
Intangible assets	38,080,682	36,503,834
Property, plant and equipment	302,246	291,157
Total noncurrent assets	48,855,686	46,662,487

Total assets	55,994,109	53,165,485

LIABILITIES AND EQUITY	09/30/2022	12/31/2021
Current liabilities
Trade payables	289,126	236,763
Borrowings and financing	1,787,602	1,830,617
Accrued payroll and related charges	526,851	426,616
Taxes and contributions	283,342	257,130
Dividends and interest on capital payable	424	548,006
Provisions	642,277	809,821
Services payable	587,189	469,027
Public-Private Partnership – PPP	167,498	142,757
Program Contract Commitments	99,620	77,652
Other liabilities	452,730	294,538
Total current liabilities	4,836,659	5,092,927

Noncurrent liabilities
Borrowings and financing	16,990,849	15,893,219
Deferred income tax and social contribution	335,952	283,739
Deferred Cofins and Pasep	160,790	159,456

13

Earnings Results 3Q22

Provisions	665,995	638,672
Pension obligations	2,293,271	2,321,662
Public-Private Partnership – PPP	2,783,480	2,917,428
Program Contract Commitments	12,003	44,995
Other liabilities	559,824	881,528
Total noncurrent liabilities	23,802,164	23,140,699

Total liabilities	28,638,823	28,233,626

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	9,829,855	9,885,485
Other comprehensive income	46,374	46,374
Retained earnings	2,479,057	-
Total equity	27,355,286	24,931,859

Total equity and liabilities	55,994,109	53,165,485

14

Earnings Results 3Q22

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep 2022	Jan-Sep 2021
Cash flow from operating activities
Profit before income tax and social contribution	3,702,154	2,605,123
Adjustment for Net income reconciliation:
Depreciation and amortization	1,801,622	1,660,020
Residual value of property, plant and equipment and intangible assets written-off	23,652	9,940
Allowance for doubtful accounts	566,448	383,711
Provision and inflation adjustment	282,463	218,521
Interest calculated on loans and financing payable	776,535	478,061
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(409,109)	95,341
Interest and inflation adjustment losses	18,484	27,990
Interest and inflation adjustment gains	(394,968)	(72,348)
Financial charges from customers	(247,355)	(274,274)
Margin on intangible assets arising from concession	(76,289)	(72,672)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(1,238)	3,134
Equity result	(17,448)	(16,209)
Interest and inflation adjustment (Public-Private Partnership)	366,890	344,282
Provision from São Paulo agreement	167,655	143,725
Pension obligations	141,493	136,096
Other adjustments	11,397	(1,395)
	6,712,386	5,669,046
Changes in assets
Trade accounts receivable	(483,163)	(412,159)
Accounts receivable from related parties	(311,635)	(1,944)
Inventories	(6,553)	(1,126)
Recoverable taxes	124,392	(940,923)
Escrow deposits	17,907	36,510
Other assets	(3,630)	16,436
Changes in liabilities
Trade payables and contractors	(224,046)	(242,335)
Services payable	(49,493)	(68,265)
Accrued payroll and related charges	101,473	63,173
Taxes and contributions payable	(85,843)	940,857
Deferred Cofins/Pasep	1,334	3,812
Provisions	(422,684)	(111,674)
Pension obligations	(169,884)	(153,899)
Other liabilities	(426,677)	(47,349)
Cash generated from operations	4,773,884	4,750,160

Interest paid	(1,145,888)	(556,877)
Income tax and contribution paid	(1,058,829)	(945,435)

Net cash generated from operating activities	2,569,167	3,247,848

Cash flows from investing activities

15

Earnings Results 3Q22

Acquisition of contract assets and intangible assets	(2,507,631)	(2,477,227)
Restricted cash	(9,194)	8,910
Financial investments	833,325	1,684,144
Purchases of tangible assets	(40,472)	(27,366)
Net cash used in investing activities	(1,723,972)	(811,539)

Cash flow from financing activities
Loans and financing
Proceeds from loans	2,690,603	1,606,484
Repayments of loans	(1,369,327)	(1,285,529)
Payment of interest on shareholders' equity	(603,541)	(254,218)
Public-Private Partnership – PPP	(476,097)	(433,969)
Program Contract Commitments	(16,004)	(63,450)
Net cash used in financing activities	225,634	(430,682)

Increase/(decrease) in cash and cash equivalents	1,070,829	2,005,627

Represented by:
Cash and cash equivalents at beginning of the year	717,929	396,401
Cash and cash equivalents at end of the year	1,788,758	2,402,028
Increase/(decrease) in cash and cash equivalents	1,070,829	2,005,627

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 10, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.